FINANCIAL PRODUCTS FACT SHEET U4118	Filed pursuant to Rule 433 Registration Statement No. 333-218604-02

Market Linked Securities—Auto-Callable with Contingent Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Russell 2000® Index, the EURO STOXX 50® Index and the iShares® MSCI Emerging Markets ETF due December 23, 2021

Fact Sheet to Preliminary Pricing Supplement U4118 dated September 5, 2019

Summary of Terms

Issuer	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Agent	Wells Fargo Securities, LLC
Term	Approximately two years and three months (unless earlier automatic call)
Market Measures	Russell 2000® Index, EURO STOXX 50® Index and iShares® MSCI Emerging Markets ETF (each, a “Market Measure”)
Pricing Date	September 18, 2019
Issue Date	September 23, 2019
Original Offering Price	$1,000 per security
Contingent Coupons	See “How contingent coupons are calculated” on page 2
Contingent Coupon Rate	7.00% - 8.00% per annum, to be determined on the pricing date
Automatic Call	See “How to determine if the securities will be automatically called” on page 2
Calculation Days	Quarterly, on the 20th of each March, June, September and December, commencing December 2019 and ending on the final calculation day. To the extent that we make any change to the expected pricing date or expected issue date, the calculation days may also be changed in our discretion to ensure that the term of the securities remains the same.
Final Calculation Day	December 20, 2021
Payment at Stated Maturity	See “How the payment at stated maturity is calculated” on page 3
Stated Maturity	December 23, 2021. To the extent that we make any change to the expected pricing date or expected issue date, stated maturity may also be changed in our discretion to ensure that the term of the securities remains the same.
Lowest Performing Market Measure	See “How the lowest performing Market Measure is determined” on page 2
Closing Value	With respect to either Index on any trading day, its closing level on that trading day; and with respect to the Fund on any trading day, its fund closing price on that trading day.
Starting Value

With respect to the Russell 2000® Index: , its closing value on the pricing date.

With respect to the EURO STOXX 50® Index: , its closing value on the pricing date.

With respect to the iShares® MSCI Emerging Markets ETF: , its closing value on the pricing date

Ending Value	For each Market Measure, its closing value on the final calculation day
Threshold Value	For each Market Measure, 75% of its starting value
Calculation Agent	Credit Suisse International
Denominations	$1,000 and any integral multiple of $1,000
Fees	Wells Fargo Securities, LLC (“WFS”) will act as agent for the securities and will receive an agent discount of up to $22.50 per security. The agent may resell the securities to other securities dealers at the original offering price of the securities less a concession not in excess of $12.50 per security. Such securities dealers may include those using the trade name Wells Fargo Advisors (“WFA”). In addition to the concession allowed to WFA, WFS will pay $0.75 per security of the agent’s discount to WFA as a distribution expense fee for each security sold by WFA.
CUSIP	22552FUH3

Investment Description

•	Linked to the lowest performing of the Russell 2000® Index, the EURO STOXX 50® Index and the iShares® MSCI Emerging Markets ETF. The Russell 2000® Index and the EURO STOXX 50® Index are sometimes collectively referred to herein as the “Indices” and individually as an “Index” and the iShares® MSCI Emerging Markets ETF is sometimes referred to herein as the “Fund.”

•	Unlike ordinary debt securities, the securities do not provide for fixed payments of interest, do not repay a fixed amount of principal at stated maturity and are subject to potential automatic call prior to stated maturity upon the terms described below. Whether the securities pay a contingent coupon, whether the securities are automatically called prior to stated maturity and, if they are not automatically called, whether you are repaid the original offering price of your securities at stated maturity will depend in each case on the closing value of the lowest performing Market Measure on the relevant calculation day. The lowest performing Market Measure on any calculation day is the Market Measure that has the lowest closing value on that calculation day as a percentage of its starting value

•	Contingent Coupon: The securities will pay a contingent coupon on a quarterly basis until the earlier of stated maturity or automatic call if, and only if, the closing value of the lowest performing Market Measure on the calculation day for that quarter is greater than or equal to its threshold value. However, if the closing value of the lowest performing Market Measure on a calculation day is less than its threshold value, you will not receive any contingent coupon for the relevant quarter. If the closing value of the lowest performing Market Measure is less than its threshold value on every calculation day, you will not receive any contingent coupons throughout the entire terms of the securities. The contingent coupon rate will be determined on the pricing date and will be within the range of 7.00% to 8.00% per annum

•	Automatic Call: If the closing value of the lowest performing Market Measure on any of the quarterly calculation days from March 2020 to September 2021, inclusive, is greater than or equal to its starting value, the securities will be automatically called for the original offering price plus a final contingent coupon

•	Potential Loss of Principal: If the securities are not automatically called prior to stated maturity, you will receive the original offering price at stated maturity if, and only if, the ending value of the lowest performing Market Measure is greater than or equal to its threshold value. If the ending value of the lowest performing Market Measure is less than its threshold value, you will lose more than 25%, and possibly all, of the original offering price of your securities

•	The threshold value of each Market Measure is equal to 75% of its starting value

•	If the securities are not automatically called prior to stated maturity, you will have full downside exposure to the lowest performing Market Measure from its starting value to its ending value if its ending value is less than its threshold value, but you will not participate in any appreciation of any Market Measure and will not receive any dividends on securities included in any Market Measure

•	Your return on the securities will depend solely on the performance of the Market Measure that is the lowest performing Market Measure on each calculation day. You will not benefit in any way from the performance of the better performing Market Measures. Therefore, you will be adversely affected if any Market Measure performs poorly, even if the other Market Measures perform favorably

•	All payments on the securities are subject to the credit risk of Credit Suisse; if Credit Suisse defaults on its obligations, you could lose some or all of your investment

•	No exchange listing; you should be willing and able to hold your securities to stated maturity.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the pricing date will be between $930.00 and $977.50 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our internal funding rate)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the pricing date. See “Investment Description” and “Selected Risk Considerations” in the accompanying preliminary pricing supplement.

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” in this fact sheet and “Selected Risk Considerations” in the accompanying preliminary pricing supplement.

This fact sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying preliminary pricing supplement, underlying supplement, product supplements, prospectus supplement and prospectus before making a decision to invest in the securities.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Supplemental terms of the securities

For purposes of the securities offered by the accompanying pricing supplement, all references to each of the following terms used in the accompanying product supplements will be deemed to refer to the corresponding term used in such pricing supplement, as set forth in the table below:

Product Supplement Term	Pricing Supplement Term
Underlying	Market Measure
Trade date	Pricing date
Principal amount	Original offering price
Valuation date	Final calculation day
Maturity date	Stated maturity
Early redemption	Automatic call
Lowest performing underlying	Lowest performing Market Measure
Observation date	Calculation day
Early redemption date	Call settlement date
Initial level	Starting value
Final level	Ending value
Knock-in level	Threshold value
Closing level	Closing level, closing price, fund closing price and/or closing value, as the context indicates

How the lowest performing Market Measure is determined

The lowest performing Market Measure on any calculation day is the Market Measure with the lowest performance factor on that calculation day.

The performance factor, with respect to an Market Measure on any calculation day, will be its closing value on such calculation day divided by its starting value (expressed as a percentage).

How contingent coupons are calculated

On each “contingent coupon payment date” (the third business day following each calculation day, subject to postponement as set forth in the accompanying preliminary pricing supplement), you will receive a contingent coupon at a per annum rate equal to the contingent coupon rate if, and only if, the closing value of the lowest performing Market Measure on the related calculation day is greater than or equal to its threshold value.

If the closing value of the lowest performing Market Measure on any calculation day is less than its threshold value, you will not receive any contingent coupon on the related contingent coupon payment date. If the closing value of the lowest performing Market Measure is less than its threshold value on all quarterly calculation days, you will not receive any contingent coupons over the term of the securities.

Each quarterly contingent coupon, if any, will be calculated per security as follows:

$1,000 x contingent coupon rate / 4

The contingent coupon rate will be determined on the pricing date and will be within the range of 7.00% to 8.00% per annum. Any contingent coupons will be rounded to the nearest cent, with one-half cent rounded upward.

How to determine if the securities will be automatically called

If the closing value of the lowest performing Market Measure on any of the quarterly calculation days from March 2020 to September 2021, inclusive, is greater than or equal to its starting value, the securities will be automatically called, and on the related call settlement date you will be entitled to receive a cash payment per security equal to the original offering price per security plus a final contingent coupon. The securities will not be subject to automatic call until the second quarterly calculation day, which is approximately six months after the issue date.

If the securities are automatically called, they will cease to be outstanding on the related call settlement date and you will have no further rights under the securities after such call settlement date.

How the payment at stated maturity is calculated

If the securities are not automatically called prior to stated maturity, you will receive at stated maturity a payment per security equal to the redemption amount (in addition to the final contingent coupon, if any). The redemption amount per security will be determined as follows:

•	If the ending value of the lowest performing Market Measure is greater than or equal to its threshold value, the redemption amount at stated maturity will be equal to $1,000

•	If the ending value of the lowest performing Market Measure is less than its threshold value, the redemption amount at stated maturity will be equal to:

If the securities are not automatically called prior to stated maturity and the ending value of the lowest performing Market Measure is less than its threshold value, you will lose more than 25%, and possibly all, of the original offering price of your securities at stated maturity.

Any return on the securities will be limited to the sum of your contingent coupons, if any. You will not participate in any appreciation of any Market Measure, but you will have full downside exposure to the lowest performing Market Measure on the final calculation day if the ending value of that Market Measure is less than its threshold value.

Hypothetical Payout Profile

The following profile illustrates the potential payment at stated maturity on the securities (excluding the final contingent coupon, if any) for a range of hypothetical performances of the lowest performing Market Measure on the final calculation day from its starting value to its ending value, assuming the securities have not been automatically called prior to the stated maturity. This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual ending value of the lowest performing Market Measure on the final calculation day and whether you hold your securities to stated maturity. The performance of the better performing Market Measures is not relevant to your return on the securities.

Hypothetical Returns

If the securities are automatically called: If the securities are automatically called prior to stated maturity, you will receive the original offering price of your securities plus a final contingent coupon on the call settlement date. In the event the securities are automatically called, your total return on the securities will equal any contingent coupons received prior to the call settlement date and the contingent coupon received on the call settlement date.

If the securities are not automatically called: If the securities are not automatically called prior to stated maturity, the following table illustrates, for a range of hypothetical performance factors of the lowest performing Market Measure on the final calculation day, the hypothetical redemption amount payable at stated maturity per security (excluding the final contingent coupon, if any). The performance factor of the lowest performing Market Measure on the final calculation day is its ending value expressed as a percentage of its starting value (i.e. its ending value divided by its starting value).

Hypothetical performance factor of lowest performing Market Measure on final calculation day	Hypothetical payment at stated maturity per security
200%	$1,000
175%	$1,000
160%	$1,000
150%	$1,000
140%	$1,000
130%	$1,000
120%	$1,000
110%	$1,000
100%	$1,000
90%	$1,000
80%	$1,000
75%	$1,000
74%	$740
70%	$700
60%	$600
50%	$500
40%	$400
30%	$300
25%	$250
0%	$0

The above figures do not take into account contingent coupons, if any, received during the term of the securities. As evidenced above, in no event will you have a positive rate of return based solely on the redemption amount received at stated maturity; any positive return will be based solely on the contingent coupons, if any, received during the term of the securities. Each security has an original offering price of $1,000.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. If the securities are not automatically called prior to stated maturity, the actual amount you will receive at stated maturity will depend on the actual ending value of the lowest performing Market Measure on the final calculation day. The performance of the better performing Market Measures is not relevant to your return on the securities.

Selected Risk Considerations

The risk factors listed below are discussed in detail in the “Selected Risk Considerations” section in the accompanying preliminary pricing supplement. Please review those risk disclosures carefully.

•	If The Securities Are Not Automatically Called Prior To Stated Maturity, You May Lose Some Or All Of The Original Offering Price Of Your Securities At Stated Maturity.

•	Regardless Of The Amount Of Any Payment You Receive On The Securities, Your Actual Yield May Be Different In Real Value Terms.

•	The Securities Will Not Pay More Than The Original Offering Price Of Your Securities, Plus Contingent Coupons, If Any.

•	The Securities Do Not Provide For Regular Fixed Interest Payments.

•	Contingent Coupons, If Any, Are Paid On A Periodic Basis And Are Based Solely On The Closing Values Of The Market Measures On The Specified Calculation Days.

•	The Securities Are Subject To The Full Risks Of Each Market Measure And Will Be Negatively Affected If Any Market Measure Performs Poorly, Even If The Other Market Measures Perform Favorably.

•	Your Return On The Securities Will Depend Solely On The Performance Of The Market Measure That Is The Lowest Performing Market Measure On Each Calculation Day, And You Will Not Benefit In Any Way From The Performance Of The Better Performing Market Measures.

•	The Starting Value of Any Market Measure May Be Determined On A Date Later Than The Pricing Date.

•	More Favorable Terms Are Generally Associated With Greater Expected Volatility, And Can Indicate A Greater Risk Of Loss.

•	The Securities Are Subject To A Potential Automatic Call, Which Would Limit Your Opportunity To Be Paid Contingent Coupons Over The Full Term Of The Securities.

•	The Securities Are Subject To A Potential Automatic Call, Which Exposes You To Reinvestment Risk.

•	Historical Performance Of Any Market Measure Is Not Indicative Of Future Performance.

•	We Cannot Control The Actions Of Any Issuers Whose Equity Securities Are Included In Or Held By Any Market Measure.

•	We And Our Affiliates Generally Do Not Have Any Affiliation With Any Index Or Index Sponsor Or The Fund Or The Sponsor Of The Tracked Index And Are Not Responsible For Their Public Disclosure of Information.

•	Changes To Any Index Could Adversely Affect The Securities.

•	The Securities Are Linked To The Russell 2000® Index And Are Subject To The Risks Associated With Small-Capitalization Companies.Foreign Securities Markets Risk.

•	The Closing Level Of The EURO STOXX 50® Index Will Not Be Adjusted For Changes In Exchange Rates Relative To The U.S. Dollar Even Though The Equity Securities Included In The EURO STOXX 50® Index Are Traded In A Foreign Currency And The Securities Are Denominated In U.S. Dollars.

•	Some or all of the assets included in the EURO STOXX 50® Index and the Fund are issued by foreign companies and trade in foreign securities markets.

•	The Fund is exposed to the political and economic risks of emerging market countries.

•	Because the prices of the equity securities included in the Fund are converted into U.S. dollars for purposes of calculating the value of the Fund, investors will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities included in the Fund trade.

•	There Are Risks Associated With The Fund.

•	The Performance And Market Value Of The Fund, Particularly During Periods Of Market Volatility, May Not Correct The Performance Of The Tracked Index.

•	Anti-Dilution Protection Is Limited.

•	The Securities Are Subject To The Credit Risk Of Credit Suisse.

•	Hedging and Trading Activity Could Adversely Affect Our Payment To You At Stated Maturity.

•	The Estimated Value Of The Securities On The Pricing Date May Be Less Than The Original Offering Price.

•	Effect Of Interest Rate Used In Structuring The Securities.

•	The Estimated Value Of The Securities Is Not An Indication Of The Price, If Any, At Which Credit Suisse Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.

•	A Contingent Coupon Payment Date, A Call Settlement Date And The Stated Maturity May Be Postponed If A Calculation Day Is Postponed.

•	Postponement Of Certain Dates May Adversely Affect Your Return.

•	Credit Suisse Is Subject To Swiss Regulation.

•	The Securities Will Not Be Listed On Any Securities Exchange And A Trading Market For The Securities May Not Develop.

•	Our Economic Interests Are Potentially Adverse To Your Interests.

•	Unpredictable Economic And Market Factors Will Affect The Value Of The Securities.

•	No Ownership Rights Relating To The Market Measures.

•	No Dividend Payments Or Voting Rights.

•	The U.S. Federal Income Tax Consequences Of The Securities Are Not Certain.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplements, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated September 5, 2019, Underlying Supplement dated April 19, 2018, Product Supplement No. I–B dated June 30, 2017, Product Supplement No. I—C dated June 30, 2017, Prospectus Supplement and Prospectus dated June 30, 2017, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplements, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010319012078/dp112546_424b2-u4118.htm

You may access the underlying supplement, product supplements, prospectus supplements and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to stated maturity is likely to result in sale proceeds that are substantially less than the original offering price per security. Credit Suisse, WFS and their affiliates are not obligated to purchase the securities from you at any time prior to stated maturity.

Not a research report

This material is not a product of Credit Suisse’s research department.

Consult your tax advisor

Investors should review carefully the accompanying preliminary pricing supplement, underlying supplement, product supplements, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

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